Filed by Atlantic Coast Airlines Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rules 14a-12 and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.

Commission File No. 0-21976

Date: November 14, 2003

ACA BOARD RESPONDS TO MESA BOARD

DULLES, VA – November 13, 2003 – The Board of Directors of Atlantic Coast Airlines Holdings, Inc. (“ACA”) (Nasdaq: ACAI) today sent the following letter to the Board of Directors of Mesa Air Group, Inc. (“Mesa”) (Nasdaq: MESA):

November 13, 2003

Board of Directors

Mesa Air Group, Inc.

410 North 44th Street

Suite 700

Phoenix, AZ 85008

Ladies and Gentlemen:

We are in receipt of your letter dated November 13, 2003. Rest assured that we take our fiduciary duties to our stockholders very seriously. The ACA Board has evaluated the Company’s strategic direction, including a revised contract with United Airlines and creating an independent low-fare airline.

Since Mesa provided no details with respect to the MOU with United announced yesterday, we can only assume that the terms it agreed to are similar to the terms that ACA’s Board previously reviewed and rejected. Some of the more problematic terms in the proposal that United last offered ACA included:

•	greater risk over the life of the contract, particularly with respect to costs that would be required to be borne by ACA but that would be solely within United’s control;
•	margins based on operating performance standards that could be reset by United in its discretion; and
•	no assurance that the terms of the non-binding agreement would not be renegotiated by United when and if it finalizes its reorganization plan and actually emerges from bankruptcy.

Additionally, we note that Mesa’s MOU with United is further evidence that United and Mesa are working together to try to squash ACA’s efforts to establish a low-fare, low-cost competitor at Dulles International Airport.

The ACA Board of Directors is well aware of its fiduciary duties and will continue to act in the best interests of ACA stockholders.

Kerry B. Skeen

Chairman & Chief Executive Officer

ACA currently operates as United Express and Delta Connection in the Eastern and Midwestern United States as well as Canada. On July 28, 2003, ACA announced plans to establish a new, independent low-fare airline to be based at Washington Dulles International Airport. The Company has a fleet of 148 aircraft—including a total of 120 regional jets—and offers over 840 daily departures, serving 84 destinations. ACA employs approximately 4,600 aviation professionals.

Statements in this press release and by company executives regarding Mesa’s offer and other matters may contain forward-looking information about the Company. A number of risks and uncertainties exist which could cause the Company’s actual performance to differ materially from information provided by the Company or its executives. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the offer on the Company’s operations. Other risks and uncertainties relating to the Company’s business and operations include those referred to in the Company’s report on Form 10-Q for the period ended June 30, 2003.

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from ACA, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action with respect to Mesa’s expression of interest, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to Mesa’s expression of interest. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.

The common stock of parent company Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about Atlantic Coast Airlines, visit our website at www.atlanticcoast.com.

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Contacts:

Rick Delisi

Director of Corporate Communications

Atlantic Coast Airlines Holdings, Inc.

703-650-6550

Rick.Delisi@atlanticcoast.com

Judith Wilkinson/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449 x112/x113

jmw@joelefrank.com/dek@joelefrank.com